Filed Pursuant to Rule 433 Under the Securities Act of 1933, as amended

Issuer Free Writing Prospectus dated September 23, 2025

Relating to Prospectus Supplement dated September 23, 2025

to Prospectus dated February 14, 2025

Registration Statement No. 333-284746

VOX ROYALTY ANNOUNCES AGREEMENT TO ACQUIRE
TRANSFORMATIONAL GLOBAL GOLD PORTFOLIO,
OVERNIGHT MARKETED OFFERING OF COMMON SHARES
AND EXPANDED REVOLVING CREDIT FACILITY

All figures expressed in USD unless noted otherwise.

DENVER – September 23, 2025 – Vox Royalty Corp. (NASDAQ: VOXR) (TSX: VOXR) (“Vox” or the “Company”), a returns focused mining royalty and streaming company, is pleased to announce that it has entered into definitive agreements to acquire a global gold portfolio of ten gold offtake and royalty assets, covering twelve mines and projects across eight jurisdictions, including Australia, Brazil, Canada, Côte d’Ivoire, Mali, Mexico, South Africa and the United States (the “Portfolio”), from certain subsidiaries of Deterra Royalties Limited (“Deterra”), for total upfront cash consideration of $57.5 million and $2.5 million in deferred milestones (the “Transaction”). The Transaction will be funded with a concurrent overnight marketed offering of common shares and an upsized revolving credit facility with Bank of Montreal (“BMO”).

Kyle Floyd, Chief Executive Officer stated: “We are excited to announce this highly accretive gold portfolio transaction that is expected to grow revenue per share by over 100%, expand our producing asset count to 14, and expand our large-cap operator exposure. The Portfolio revenue is entirely gold-related and based on Q2-2025 actuals, pro-forma revenue related to gold exceeded 80%, which is expected to accelerate our potential inclusion on the GDXJ index in 2026. This Transaction is consistent with our disciplined strategy of buying highly accretive legacy assets with exceptional long-term optionality. Over the trailing four quarters ending June 2025, this global gold portfolio generated over $16 million of gold cash flow, and based on Q2-2025 gold cash flow of $5.6 million, this portfolio is currently generating over $20 million of annualised run-rate gold cash flow. We look forward to sharing more on the completion of the offering and deal completion with Deterra.”

Pro Forma Growth from Global Gold Portfolio

Notes:

1.	Based on Q2 -25 Vox revenues of $2.8M and $5.6M for the acquired portfolio.
2.	Based on LTM Vox revenues of $10.8M and $16.3M for the acquired portfolio, assumes an illustrative 10M common shares issued.
3.	Pro-Forma represents actuals reported by Vox Royalty Corp and as disclosed by Deterra June 2025 quarter portfolio update dated July 31, 2025 - https://www.deterraroyalties.com/wp-content/uploads/2025/07/2922636.pdf

Past results of the acquired portfolio may not be representative of future results.

Transaction Rationale

●	This Transaction is expected to have an immediately accretive financial impact, including: i) revenue per share, ii) cash flow per share, and iii) net asset value.

●	The acquired portfolio generated approximately $5.6 million of revenue in the three months ended June 2025[1] and the portfolio generated approximately $16.3 million[1] of revenue in the trailing four quarters ending June 30, 2025, representing an expected revenue growth of approximately 200% and 150%, respectively[2].

●	Pro-forma, the Transaction represents an increase in revenue per share of approximately 115%[3].

●	The margins realized by this portfolio have significantly outperformed the underlying price of gold. Comparing the first half of 2022 to the first half of 2025, the average margin per ounce realized on the acquired assets has increased from $23.10/oz to $63.10/oz, representing a relative growth of approximately 170%[4], while the underlying realized gold price has increased from $1,807/oz to $3,099/oz, or approximately 70%[4]. Similarly, the ounces delivered by the portfolio within the same comparison period increased by approximately 30%, from 111koz to 144koz, while delivering a total of 976koz since January 2022[4].

●	Adds immediate cash flow from seven operating mines, with potential embedded growth and upside optionality from exploration success, life of mine extensions, throughput expansions and mine re-starts within the diversified portfolio.

●	Provides exposure to assets operated by medium to large-cap operators such as Equinox Gold Corp. (TSX:EQX), Allied Gold Corporation (TSX: AAUC), Gold Fields Limited (JSE:GFI), B2Gold Corp. (TSX:BTO), and Vault Minerals Limited (ASX:VAU).

●	Weights the portfolio and revenue mix towards precious metals, with a larger proportion of revenue derived from gold, potentially unlocking eligibility to precious metal-based indexes such as the GDXJ.

●	The portfolio is expected to provide access to over 300,000 ounces of physical gold per annum, based on FY2025 (to June 30, 2025) actuals of 338,000 delivered ounces [4], as well as CY2024 actuals of 306,000 delivered ounces[5].

●	The funding package ensures Vox maintains a strong balance sheet to execute on its acquisition pipeline after the closing of the Transaction.

Portfolio Summary

The portfolio includes eight separate gold offtake contracts and two gold royalties, as described below:

Asset	Key Terms of Interest	Total oz Delivered (to Dec 2024)	Commodity	Jurisdiction	Stage	Operator
Fazenda	35% of gold production, up to a cap of 658 koz(i)	364 koz	Gold	Brazil	Producing	Equinox Gold Corp.
RDM(i)
Santa Luz(i)
Greenstone	100% of gold production, up to a cap of 58.5 koz per annum (until March 2027)	58.5 koz	Gold	Canada	Producing	Equinox Gold Corp.
i-80 Assets; Ruby Hill, Cove & Granite Creek	100% of gold production(i), up to a cap of 40 koz per annum (until December 2028)	44 koz	Gold	United States	Producing	i-80 Gold Corp.
Bonikro	50% of gold production (uncapped)	177 koz	Gold	Ivory Coast	Producing(ii)	Allied Gold Corporation
Blyvoor	100% of gold production, up to a cap of 2.7 Moz	64 koz	Gold	South Africa	Producing	Aurous Resources(iii)
Sugar Zone	80% of gold doré production, up to a cap of 961 koz	93 koz	Gold doré	Canada	Development (iv)	Vault Minerals Limited
Los Filos	50% of gold production, up to a cap of 1.1 Moz	512 koz	Gold	Mexico	Suspended(v)	Equinox Gold Corp.
Eagle	25% of gold production, up to a cap of 1.1 Moz	163 koz	Gold	Canada	Suspended(vi)	Victoria Gold Corp.
St. Ives	3.0% GRR (effective 1.04% GRR)(vii)	--	Gold	Australia	Exploration	Gold Fields Limited
Dandoko	1.0% NSR(viii)	--	Gold	Mali	Development	B2Gold Corp.

Notes:

i.	This represents a multi-asset offtake.
ii.	The current mine plan extends to 2029. Allied Gold Corporation is targeting a mine life extension.
iii.	Aurous Resources has announced that it is considering a potential listing of its securities on the NYSE with the goal of securing expansion capital.
iv.	The operator is guiding towards a restart of operations at Sugar Zone in 2026, following the receipt of remaining permits and estimated pre-production restart capital expenditures of C$55 million.
v.	On April 1, 2025, Equinox Gold Corp. announced an indefinite suspension of operations at the Los Filos mine in Mexico, following the expiry of its land access agreement with one of three local communities.
vi.	On June 24, 2024, Victoria Gold Corp. announced the suspension of mine operations following a heap leach containment incident. PricewaterhouseCoopers has been appointed to manage the receivership process.
vii.	The St Ives royalty is a 3.0% GRR, but the Transaction will also include an obligation for Vox Australia Pty Ltd. to pay a 1.96% GRR royalty to a third party.
viii.	Includes deferred contingent consideration of $1.25 million upon first royalty receipts, and $1.25 million on receipt of payment on 500koz from the royalty area.

Concurrent Overnight Marketed Underwritten Offering of Common Shares

The Company is pleased to announce that it has commenced an overnight marketed public offering, subject to market conditions, of common shares of Vox (“Common Shares”) in the United States and each of the provinces of Canada, other than Québec (the “Offering”). The Offering is expected to be up to $55 million, at a price of $3.70 per share, with the final terms of the Offering including pricing, to be determined in the context of the market and finalized pursuant to the terms of an underwriting agreement to be entered into by and among Vox, BMO Capital Markets (“BMO Capital Markets”), Cantor Fitzgerald Canada Corporation (“Cantor”), and National Bank Financial Inc. (“National”), as lead underwriters (the “Underwriters”).

The Underwriters may elect to purchase up to an additional 15% of the Common Shares offered pursuant to the Offering on the same terms and conditions for a period of 30 days following and including the closing date of the Offering.

Vox intends to use the net proceeds from the Offering to fund the purchase price of the Transaction, subject to certain conditions precedent being satisfied or waived by the parties. If Vox uses less than the full amount of the net proceeds from the Offering to purchase the Portfolio, the Company will reallocate those funds to the acquisition of additional royalties over the next 12-24 months.

The Offering is expected to close on or about September 26, 2025, subject to the satisfaction of customary closing conditions and the receipt of regulatory approvals, including the approval of the Toronto Stock Exchange and The Nasdaq Capital Markets. There can be no assurance as to whether or when the Offering may be completed, or as to the actual size or specific terms of the Offering.

The Offering will only be made by means of prospectus supplements that form part of Vox’s existing short form base shelf prospectus dated February 13, 2025, filed pursuant to the shelf prospectus procedures established by National Instrument 44-102 - Shelf Distributions and National Instrument 44-101 - Short Form Prospectus Distributions, and Vox’s U.S. registration statement on Form F-10, as amended (File No. 333-284746), filed with the United States Securities and Exchange Commission (the “SEC”). Preliminary prospectus supplements together with the accompanying base shelf prospectus or registration statement, as applicable, have been filed with the securities regulatory authorities in all provinces of Canada other than Québec, pursuant to the Multijurisdictional Disclosure System, and with the SEC in the United States, respectively. Copies of these documents will be available on Vox’s profiles on the System for Electric Document Analysis and Retrieval website maintained by the Canadian Securities Administrators at www.sedarplus.ca and the SEC’s website at www.sec.gov, as applicable. Alternatively, copies of the preliminary prospectus supplements and the accompanying base shelf prospectus or registration statement, as applicable, may also be obtained from BMO Capital Markets, at Brampton Distribution Centre c/o The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2, by telephone at (905) 791-3151 Ext. 4312 or by email at torbramwarehouse@datagroup.ca, and in the United States by contacting BMO Capital Markets Corp., Attn: Equity Syndicate Department, 3 Times Square, 25th Floor, New York, NY 10036 (Attn: Equity Syndicate), Cantor by telephone at (212) 938-5000 or by email at prospectus@cantor.com, or National at 130 King Street West, 4th Floor Podium, Toronto, Ontario M5X 1J9, by telephone at (416) 869-8414 or by email at NBF-Syndication@bnc.ca.

Upsized Revolving Credit Facility

On September 23, 2025, the Company executed a credit agreement with BMO providing for an upsized $40 million secured revolving credit facility (the “Facility”). The upsized Facility includes an accordion feature for an additional $35 million of availability subject to certain conditions, resulting in total funding capacity under the Facility of $75 million. The Company executed a second amendment subject to satisfaction of conditions precedent for the effectiveness thereof for the increase of the Facility and the accordion feature. The previous credit facility was a $15 million secured revolving credit facility that included an accordion feature for an additional $10 million.

The key terms of the upsized Facility are:

●	The purpose of the credit agreement is to assist in funding offtake purchases from the portfolio or offtake contracts to be acquired under the Transaction and for general corporate purposes;

●	Secured against substantially all the assets of the Company, including the ten gold offtake contracts and royalty assets to be acquired in the Transaction;

●	Interest rate of Secured Overnight Financing Rate plus 2.50% to 3.50% (as defined in the Facility), contingent upon the Company’s leverage ratio;

●	Facility has flexibility to be drawn and repaid, with the undrawn portion subject to a standby fee of 0.5625% to 0.7875% per annum based on the undrawn amount;

●	Upfront fee of 0.25% per annum on the total Facility amount; and

●	Matures on September 23, 2028, with annual one-year extension options.

Additional Portfolio Information

Fazenda, RDM and Santa Luz – Brazil | Operating | Equinox Gold

Equinox Gold’s Brazilian operations comprise three producing mines: Fazenda and Santa Luz (together the Bahia Complex) are in the State of Bahia, and RDM (Riacho dos Machados) in Minas Gerais. Fazenda has operated for nearly 40 years as both an open pit and underground mine, while Santa Luz achieved commercial production in late 2022 as a conventional open pit. RDM is an open-pit mine with a conventional plant that commenced production in 2014. Equinox provided 2025 production guidance for the Bahia Complex of 125-145koz at cash costs of $1,360-1,460/oz, and 50-60Koz for RDM, at cash costs of $1,615-1,715/oz.

https://www.equinoxgold.com/our-mines/fazenda-gold-mine/
https://www.equinoxgold.com/our-mines/santa-luz-gold-mine/
https://www.equinoxgold.com/our-mines/rdm-gold-mine/

Figure 1: Fazenda Mine, Brazil. Source: Equinox Gold https://www.equinoxgold.com/wp-content/uploads/2023/01/fazendabr_0201_C2A1407-2048x1365.jpg	Figure 2: RDM Mine, Brazil. Source: Equinox Gold https://www.equinoxgold.com/wp-content/uploads/2023/01/RDM_0671_C2A1601-2048x1365.jpg	Figure 3: Santa Luz Mine, Brazil. Source: Equinox Gold NI 43-101 Technical Report. https://www.equinoxgold.com/wp-content/uploads/2023/01/2020-SantaLuz.pdf

Greenstone – Ontario, Canada | Operating | Equinox Gold

Greenstone is a large open-pit mine near Geraldton, Ontario, which achieved commercial production in November 2024. Equinox consolidated 100% ownership of the asset in May 2024 and has been ramping up throughput and recoveries towards its 27ktpd nameplate processing capacity. Equinox provided a production guidance range of between 220,000 to 260,000 ounces at cash costs of $1,275-$1,375/oz for 20257. https://www.equinoxgold.com/our-mines/greenstone-gold-mine/

Figure 4: Greenstone Mine, Ontario, Canada.
Source: Equinox Gold – Greenstone Mine Site Tour. https://www.equinoxgold.com/wp-content/uploads/2024/10/Greenstone-Site-Tour-Oct-2024-Website.pdf

Ruby Hill, Cove and Granite Creek - Nevada, USA | Operating | i-80 Gold Corp.

i-80 Gold’s Nevada portfolio is anchored by three cornerstone assets: Ruby Hill, a brownfields complex with existing processing infrastructure, now advancing the Archimedes Underground; Cove, a high-grade underground development on the Battle Mountain Trend; and Granite Creek, a permitted underground mine with additional open-pit oxide potential. In September 2025, i-80 announced that they had started underground development at Archimedes (Ruby Hill), following the receipt of the relevant construction permits8. The Company also delivered a positive Preliminary Economic Assessment for the Granite Creek Open Pit9, and an updated PEA for Cove10. https://www.i80gold.com/

Figure 5: Ruby Hill Mill. Source: i-80 Gold. https://www.i80gold.com/ruby-hill-complex-archimedes-underground/	Figure 6: Portal and Decline at Cove. Source: i-80 Gold. https://www.i80gold.com/cove-2/	Figure 7: Underground Portal at Granite Creek. Source: i-80 Gold. https://www.i80gold.com/granite-creek-underground/

Bonikro – Côte D’Ivoire | Operating | Allied Gold Corporation

Bonikro is Allied Gold’s open-pit operation within the Côte d’Ivoire Complex, operated alongside Agbaou in the Birimian belt with the two mills located 20 km apart. The assets are being managed to lift near-term output while extending a 10+ year strategic mine life. For 2025, Bonikro is guided at 98–105 Koz with cash costs of $1,230-1,300/oz11. Allied expects to spend $60M in 2025, driven by elevated production stripping to expose higher-grade ore and lower AISC from 2026, resulting in negligible waste stripping in 2026 and 202711. https://alliedgold.com/our-portfolio/c-te-d-ivoire-complex/default.aspx

Figure 8: Bonikro Gold Mine, Côte d’Ivoire.
Source: https://minedocs.com/17/Newcrest_FS_Bonikro_October2015_LR.pdf

Blyvoor – South Africa | Operating | Aurous Resources

Blyvoor is an underground gold mine located on Johannesburg’s West Rand in South Africa, with operations dating back to 1942. Historically one of South Africa’s most prolific producers, the mine has yielded more than 38 Moz of gold to date. Aurous acquired the asset in 2020, and has since then re-started the operation, supported by a February 2024 technical report that outlines a 34-year life of mine producing approximately 150 koz per annum at an AISC of approximately $905/oz12. The orebody lies within the Witwatersrand Basin’s Carletonville Goldfield, hosted by the Main Reef Conglomerate Formation, and is mined from two economic horizons: the high-grade, carbon-rich Carbon Leader Reef (typically <40 cm thick, averaging 7–8 g/t) and the overlying Middelvlei Reef, approximately 50–75 m above, with lower but payable grades. Blyvoor benefits from substantial legacy infrastructure developed over decades of previous operations, including established underground haulage systems, developed crosscut networks, existing on-reef raises across multiple mining levels and comprehensive surface infrastructure. This existing infrastructure portfolio significantly reduces capital development requirements compared to greenfield mining projects, providing enhanced project economics and accelerated production ramp-up capabilities. Aurous is advancing a special purpose acquisition company (SPAC) based go-public transaction with Rigel Acquisition Corp., which is backed by Orion Resource Partners13, 14 https://blyvoorgold.com/

Figure 9: Blyvoor Gold Mine, Main Shaft, South Africa
Source: https://www.miningweekly.com

Sugar Zone – Ontario, Canada | Development | Vault Minerals Ltd.

Sugar Zone is Vault Minerals’ high-grade underground gold project in Ontario. The mine was acquired by Silver Lake Resources in 2022 and became part of Vault Minerals following the 2024 merger between Red 5 and Silver Lake. Operations at Sugar Zone were paused in 2023, while the new owners upgraded infrastructure and re-scoped the operating plan. Recently, Vault has indicated plans for a restart in 2026, following an investment of C$55M in development activities and concurrent receipt of a tailings permit15. https://vaultminerals.com/operations/sugar-zone

Figure 10: Sugar Zone Long Section – Ontario, Canada.
Source: Vault Minerals. https://app.sharelinktechnologies.com/announcement/asx/8e61137c32dd3c131a8f9d23847e9510

Dandoko – Mali | Development | B2Gold Corp.

Dandoko is a gold deposit within B2Gold’s Fekola Complex, acquired in 2022. The operator has been integrating it into its broader Fekola regional strategy. Dandoko is located approximately 25km from the Fekola mill. B2Gold has outlined plans to begin exploiting regional targets around Fekola in 2026, pending the receipt of exploitation permits16.

The acquired royalty is a 1.0% NSR, with the royalty holder assuming a $1.25M payment triggered upon the receipt of first royalty revenue, and a $1.25M payment triggered upon receipt of payment on 500,000 oz from the royalty area.

https://www.b2gold.com/operations-projects/producing/fekola-mine-mali/

Figure 11: Fekola Project Area incl. Dandoko, Mali.
Source: B2Gold. https://www.b2gold.com/operations-projects/producing/fekola-mine-mali/default.aspx

Los Filos – Mexico | Care & Maintenance | Equinox Gold

Los Filos is a large heap-leach complex in the State of Guerrero comprising three open pits (Los Filos, Bermejal, Guadalupe) plus two underground areas (Los Filos, Bermejal). Operations are indefinitely suspended as of April 1, 2025, after a land-access agreement expired; Los Filos has been excluded from Equinox’s 2025 guidance pending a new agreement and restart plan17.

https://www.equinoxgold.com/growth-projects/los-filos-expansion/

Eagle – Yukon, Canada | Suspended | Formerly Victoria Gold, PricewaterhouseCoopers Inc. Appointed as Receiver

Eagle is an open-pit, heap-leach gold mine near Mayo, Yukon. Following a heap-leach facility failure on June 24, 2024, the Yukon government and an Independent Review Board (“IRB”) oversaw investigations and remediation. PwC acts as court-appointed receiver of the project and project assets, issuing ongoing site and remediation updates and hosting the IRB’s final report18. The site remains in remediation, and a sale process is being managed through the receivership. https://www.pwc.com/ca/victoriagold

St Ives – Western Australia | Exploration | Gold Fields Limited

The acquired royalty is a 3.0% Gross Revenue Royalty (effective 1.04% GRR) on an exploration stage project in proximity to the St Ives Gold Mine. The rights and obligations to be acquired include the payment of existing royalties to previous holders of the tenements, resulting in the effective rate of 1.04% GRR.

Qualified Person

Timothy J. Strong, MIMMM, of Kangari Consulting LLC and a “Qualified Person” under NI 43-101, has reviewed and approved the scientific and technical disclosure contained in this press release.

About Vox

Vox is a returns focused mining royalty and streaming company with a portfolio of over 60 royalties spanning six jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to target the highest returns on royalty acquisitions in the mining royalty sector. Since the beginning of 2020, Vox has announced over 30 separate transactions to acquire over 60 royalties.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Kyle Floyd	Spencer Cole
Chief Executive Officer	Chief Investment Officer
info@voxroyalty.com (720) 602-4223	spencer@voxroyalty.com (720) 602-4223

Cautionary Statements to U.S. Securityholders

This press release has been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the U.S. securities laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “inferred mineral resources,”, “indicated mineral resources,” “measured mineral resources” and “mineral resources” used or referenced herein are Canadian mineral disclosure terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”).

For U.S. reporting purposes, the U.S. Securities and Exchange Commission (the “SEC”) has adopted amendments to its disclosure rules (the “SEC Modernization Rules”) to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Securities Exchange Act of 1934, as amended, which became effective February 25, 2019. The SEC Modernization Rules more closely align the SEC’s disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. Issuers were required to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained herein may not be comparable to similar information disclosed by companies domiciled in the U.S. subject to U.S. federal securities laws and the rules and regulations thereunder.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding CIM Definition Standards that are required under NI 43-101. While the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, U.S. investors should not assume that all or any part of the mineralization in these categories will be converted into a higher category of mineral resources or into mineral reserves without further work and analysis. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that all or any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable without further work and analysis. Further, “inferred mineral resources” have a greater amount of uncertainty and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of inferred mineral resources will be upgraded to a higher category without further work and analysis. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules or under the prior standards of SEC Industry Guide 7.

Cautionary Note Regarding Forward-Looking Statements and Forward-Looking Information

This press release contains “forward-looking statements”, within the meaning of the U.S. Securities Act of 1933, as amended, the U.S. Securities Exchange Act of 1934, as amended, the Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results ” may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements.

The forward-looking statements and information in this press release include, but are not limited to, summaries of operator updates provided by management and the potential impact on the Company of such operator updates, statements regarding expectations for the timing of commencement of development, construction at and/or resource production from various mining projects, expectations regarding the size, quality and exploitability of the resources at various mining projects, future operations and work programs of Vox’s mining operator partners, the receipt of expected and potential royalty payments derived from various royalty assets of Vox, anticipated future cash flows and future financial reporting by Vox, requirements for and operator ability to receive regulatory approvals, the terms, timing, receipt and intended use of proceeds from the equity offering, the receipt of proceeds from the credit facility, and the completion of the Transaction, including anticipated timing for completion and satisfaction of the conditions precedent required for completion, the future integration and anticipated contribution of the Transaction assets to the Company’s future revenue, cash flow, production forecasts and the expected strategic and financial benefits to the Company’s business and portfolio diversification. There is no assurance that overnight marketing efforts will result in successful pricing and terms for the equity offering that are acceptable to the Company or that the equity offering and Transaction will be completed.

Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements, including but not limited to: the impact of general business and economic conditions, including international trade and tariffs; the absence of control over mining operations from which Vox will purchase precious metals or from which it will receive royalty or stream payments, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; the volatility of the stock market; competition; risks related to Vox’s dividend policy; epidemics, pandemics or other public health crises, geopolitical events and other uncertainties, such as the changes to United States tariff and import/export regulations, as well as those factors discussed in the section entitled “Risk Factors” in Vox’s annual information form for the financial year ended December 31, 2024 available at www.sedarplus.ca and the SEC’s website at www.sec.gov (as part of Vox’s Form 40-F).

Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statement prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Vox cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

None of the TSX, its Regulation Services Provider (as that term is defined in policies of the TSX) or The Nasdaq Stock Market LLC accepts responsibility for the adequacy or accuracy of this press release.

Technical and Third-Party Information

Except where otherwise stated, the disclosure in this press release is based on information publicly disclosed by project operators based on the information/data available in the public domain as at the date hereof and none of this information has been independently verified by Vox. Specifically, as a royalty investor, Vox has limited, if any, access to the royalty operations. Although Vox does not have any knowledge that such information may not be accurate, there can be no assurance that such information from the project operators is complete or accurate. Some information publicly reported by the project operators may relate to a larger property than the area covered by Vox’s royalty interests. Vox’s royalty interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production from a property.

References & Notes:

(1)	Deterra – ASX Announcement: June 2025 Quarter Portfolio Update, dated July 31, 2025: https://www.deterraroyalties.com/wp-content/uploads/2025/07/2922636.pdf

(2)	Based on actual revenue figures from Deterra and Vox over the periods including the trailing four quarters, and the quarter ended June 2025

(3)	Based on LTM Vox revenues of $10.8M, and 50.9m Vox common shares outstanding, and assuming $16.3M of acquired revenue (based on the portfolio’s trailing four quarters), and issuance of 10m common shares of Vox in the overnight marketed offering, for a pro-forma revenue figure of $27.1M and 60.9m common shares outstanding.

(4)	Deterra FY25 Full Year Results Presentation, Slide #8 (Offtake Portfolio Overview) – Dated August 19, 2025: https://www.deterraroyalties.com/wp-content/uploads/2025/08/2931000.pdf

(5)	Deterra Corporate Presentation, Slide 22 (Offtake Portfolio Overview), dated March 2025: https://www.deterraroyalties.com/wp-content/uploads/2025/06/250313-IBD-Final-Presentation.pdf

(6)	Equinox Gold – Bahia Complex: Santa Luz Gold Mine Overview: https://www.equinoxgold.com/our-mines/santa-luz-gold-mine/

(7)	Equinox Gold Provides Updated 2025 Gold Production and Cost Guidance, dated June 11, 2025: https://www.equinoxgold.com/news/equinox-gold-provides-updated-2025-gold-production-and-cost-guidance

(8)	I-80 Gold Receives Construction Permits and Initiates Underground Development at Archimedes, dated September 5, 2025:
https://www.i80gold.com/i-80-gold-receives-construction-permits-and-initiates-underground-development-at-archimedes/

(9)	I-80 Gold Announces Positive Preliminary Economic Assessment on the Granite Creek Open Pit Project, Nevada, dated March 6, 2025:
https://www.i80gold.com/i-80-gold-announces-positive-preliminary-economic-assessment-on-the-granite-creek-open-pit-project-nevada/

(10)	I-80 Gold Announces Positive Preliminary Economic Assessment on the Cove Project, Nevada, dated February 21, 2025:
https://www.i80gold.com/i-80-gold-announces-positive-updated-preliminary-economic-assessment-on-the-cove-project-nevada/

(11)	Allied Gold Announces 2025 Guidance and Near-Term Outlook, dated February 20, 2025: https://s203.q4cdn.com/846800919/files/doc_news/2025/02/20/ALLIED-GOLD-PROVIDES-2025-GUIDANCE-AND-OUTLOOK_vf.pdf

(12)	Blyvoor Gold Resources (Pty) Ltd – S-K 1300 Technical Report Summary on the Blyvoor Gold Mine, South Africa, dated 30 May 2024: https://lexamples.com/exhibits/contents/NTI0NzkwOQ==

(13)	Aurous Resources – Gold Producer with Industry-Leading Growth Transforming into a Multi-Asset Operation, dated September 2024:
https://www.sec.gov/Archives/edgar/data/2025049/000182912624006126/aurousresources_425.htm

(14)	Aurous to Go Public via Business Combination with Rigel Resource Acquisition Corp, dated March 14, 2024: https://www.sec.gov/Archives/edgar/data/1860879/000182912624001510/rigelresource_ex99-1.htm

(15)	Vault Minerals – Mining Forum Americas 2025 Presentation, dated September 2025: https://announcements.asx.com.au/asxpdf/20250915/pdf/06p6dsmzk5x47x.pdf

(16)	B2Gold Corporate Presentation, dated September 2025: https://www.b2gold.com/investors/why-invest/#presentations

(17)	Equinox Gold Provides Update on the Los Filos Mine, dated April 1, 2025: https://www.equinoxgold.com/news/equinox-gold-provides-update-on-the-los-filos-mine

(18)	Government of Yukon provides an update on heap leach failure at Victora Gold’s Eagle Gold Mine, dated September 6, 2025:
https://yukon.ca/en/news/government-yukon-provides-update-heap-leach-failure-victoria-golds-eagle-gold-mine

(19)	PwC Victoria Gold Corp – Receivership, updated September 3, 2025: https://www.pwc.com/ca/en/services/insolvency-assignments/victoriagold.html